SONS OF GWALIA LTD
ABN 46 008 994 287 03 MAY -9 AM 7:21


GWALIA

2 May, 2003
1206:tcl


03022103

Mr Samuel Wolff
Special Counsel
Securities & Exchange Commission
Office of International corporate Finance
450 5th Street, NW
Washington DC 20549
USA

SUPPL

Dear Sir

FILE NBR 82-1039

In accordance with Rule 12g3-2(b) of the Securities Exchange Act, we enclose herewith the following, which have been released to the Australian Stock Exchange:

DATE OF RELEASE	DETAILS
29 April 2003	March 2003 Activities Report
29 April 2003	Media Release: March 2003 Activities Report

Yours faithfully

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

For and on behalf of
Sons of Gwalia Ltd

for **Peter Lalor**
Executive Chairman

Att

Copy: Jo-Ann R Ward
Citibank NA, New York

16 Parliament Place, Locked Bag 16, West Perth, Western Australia 6872
Tel (61-8) 9263 5555 Fax (61-8) 9481 1271
E-Mail: gwalia@sog.com.au
www.sog.com.au


MEDIA Release
GWALIA

29 April 2003

REPORT ON ACTIVITIES FOR THE QUARTER ENDED 31 MARCH 2003

Sons of Gwalia Ltd ("the Company") today released its quarterly report for the period ended 31 March 2003.

STRONG PERFORMANCE BY TANTALUM DIVISION WITH ADDITIONAL SALES AND INVENTORY REDUCTION

- Tantalum production and contractual sales achieved budgeted targets.
- An additional 200,000 lbs were sold, on a joint venture deferred basis during the quarter.
- The Company reduced tantalum inventories by 300,000 lbs during the quarter.
- Further evidence during the quarter of a recovery in tantalum demand.

GOLD PRODUCTION OF 137,000 OUNCES – FULL YEAR FORECAST OF 545-560,000 OUNCES AS PREVIOUSLY ADVISED

- Gold production for the quarter was 145,419 ounces of which the Company's share was 136,823 ounces.
- Cash costs per ounce were $472 with cash margins per ounce of $123 and average sale price of $595 per ounce.
- The Company said that it will meet its previously advised full year gold production forecast of 545-560,000 ounces.

SIGNIFICANT AND POSITIVE RESTRUCTURING OF GOLD AND FOREIGN EXCHANGE HEDGE BOOKS

- During the quarter, the Company restructured its gold hedge book by reducing the total by 1.03 million ounces.
- At the same time, the total of the foreign exchange hedge book was reduced by US$146.5 million.
- The reduction in the size of the foreign exchange hedge book better matches the Company's US dollar delivery commitments with its US dollar receipts and will also enable the Company to deliver US dollar receipts at the lower spot exchange rate prior to 30 June 2003 and in the next financial year.

Sons of Gwalia Ltd
Locked Bag 16 West Perth Western Australia 6872
Tel: (618) 9263 5555 Fax: (618) 9481 1271 Website: www.sog.com.au

ENCOURAGING RESULTS AND PROGRESS FROM EXPLORATION AND RESOURCE DEVELOPMENT PROGRAMMES

- Excellent high grade drilling results from the Premier Deeps Project at Yilgarn Star including 4.6 metres at 59.76g/t gold and 8.1 metres at 15.43g/t gold.
- Promising drilling results from the newly discovered Aries Prospect at Southern Cross including 12 metres at 4.51g/t gold.
- The South Pit Extension project commenced at Marvel Loch with 150 metres of decline completed.
- Tender process for the Gwalia Deeps project commenced.

For more information please contact:

Peter Lalor, Executive Chairman
David Paull, General Manager – Business Development
Stephen Thomas, Manager – Investor Relations

Or our home page on www.sog.com.au

Tel: (618) 9263 5555 Fax: (618) 9481 1271



SONS OF GWALIA LTD

REPORT ON ACTIVITIES
For The Quarter Ended 31 March 2003

HIGHLIGHTS

ADVANCED MINERALS

- **Tantalum production of 432,687 lbs in line with the revised tantalum production plan.**
- **Quarterly tantalum contracted sales of 540,463 lbs, in line with existing arrangements.**
- **An additional joint venture sale of 200,000 lbs of tantalum concentrates to a non contractual third party.**
- **Tantalum inventory significantly reduced by approximately 300,000 lbs.**

GOLD

- **Gold production for the quarter of 145,419 fine ounces of which the Company's share was 136,823 ounces.**
- **Gold cash cost for the quarter was $472 per ounce.**
- **Average sale price received was $595 per ounce realising a cash margin of $123 per ounce.**
- **The Company anticipates meeting its previously advised second half gold production forecast for a full year result of between 545-560,000 ounces.**

CORPORATE

- **Significant and positive restructuring of both gold and foreign exchange hedge books. The gold hedge book substantially reduced by 1.03 million ounces and total foreign exchange book reduced by US$146.5 million.**
- **Tantalum business cost base and structural review continues to reduce costs.**
- **The commencement of a review of the structure and cost base of the Gold Division and Perth office.**
- **Completion of sale of the Company's interests in the Barnicoat (Laverton) and Chariot (Northern Territory) gold assets.**
- **Tender process commenced seeking a development partner for the Gwalia Deeps Project and data room established.**

EXPLORATION AND RESOURCE DEVELOPMENT

- **Excellent high grade drilling results (including 4.6 metres at 59.76g/t and 8.1 metres at 15.43g/t gold) provides encouragement for proposed development of small tonnage, high grade Premier Deeps Project at the Yilgarn Star Mine.**
- **Intercepts of 10 metres at 7.2g/t, 6 metres at 11.97g/t and 3 metres at 16.5g/t gold lead to the decision to commit to the Stage 4 development of the Cornishman Joint Venture at the Southern Cross Mine.**
- **Encouraging result of 12 metres at 4.51g/t in newly discovered Aries prospect near Southern Cross.**

EXECUTIVE CHAIRMAN'S COMMENTS

The March 2003 quarter was an important one for the Company due, in part, to significant and positive restructuring of both our gold and foreign exchange hedge books.

The size of the Company's gold hedge book was reduced by approximately 1.03 million ounces of gold. The reduction in the gold hedge book has substantially reduced the level of committed positions as a proportion of the total book and simplifies some of the more complex structures contained within the book.

The total foreign exchange hedge book was reduced by US$146.5 million. The reduction in the foreign exchange hedge book will have the dual effect of matching our US dollar revenue streams with our currency commitments and will also enable the Company to commence delivering some of our US dollar receipts into the spot market in 2002/03 and 2003/04 where the Company is now underhedged in terms of FX commitments.

The Company's hedging policies remain in place. The above transactions were undertaken, as part of ongoing restructuring, with the objective of continuing to improve and simplify both hedge books.

Gold production and cash costs improved as the quarter progressed. The Company still anticipates meeting its previously advised second half gold production forecast for a full year result of between 545-560,000 ounces resulting in increased cash margins and earnings for the second half of the financial year.

A review of the structure and cost base of both our Gold Division and the Perth office is in progress. A successful cost reduction programme and restructuring of the Tantalum Division is well advanced and it is anticipated that similar gains can be achieved from the review of the Gold and Perth office areas.

There was also some encouraging resource development and exploration results in the Gold Division received during the quarter.

Tantalum production and sales achieved budgeted targets. A joint venture sale of an additional 200,000 lbs, over and above contractual sales, was also completed.

During the quarter, there were signs that the demand for tantalum is slowly improving as inventories continue to be reduced and demand increases with little competition from alternative ore sources.

Finally, the Company's cash balances and available undrawn bank facilities both improved during the quarter and, as previously advised, will be at reasonable levels at year end.

Peter Lalor
Executive Chairman
April 2003


GWALIA

GOLD OVERVIEW

PRODUCTION

Gold production for the March quarter totalled 145,419 fine ounces of which the Company's share was 136,823 ounces. Gold was produced at an average cash cost of $472 per ounce and sold at $595 per ounce. This returned a cash margin of $123 per ounce. The average spot price for the quarter was $593 per ounce and the spot price at the date of this report is $542 per ounce.

SONS OF GWALIA EQUITY GOLD PRODUCTION					
Operation	**Tonnes Milled**	**Head Grade (g/t)**	**Production ounces**	**Cash Cost/oz**	**Total Cost/oz**
Leonora Operations					
Sons of Gwalia Operations					
Gwalia Underground	114,880	3.41	11,393		
Julia / Hamill Purchase Ore	2,418	11.18	762		
Gwalia Stockpile	32,136	0.72	666		
Butterfly Pit	131,594	1.40	5,326		
Tower Hill Stockpile	175,043	0.69	3,549		
Tarmoola Operations					
Tarmoola OC	589,908	1.14	20,403		
Wonder North	225,902	2.29	15,699		
Tarmoola LG	25,044	0.69	516		
LEONORA REGION	**1,296,925**	**1.51**	**58,314**	**506**	**599**
Southern Cross Region					
Marvel Loch Open Cut	203,972	1.64	9,797		
Golden Pig HG	61,495	4.55	8,321		
Great Victoria Underground	45,058	2.47	3,322		
Yilgarn Star HG	68,462	5.77	11,747		
LG Stockpile	19,838	1.63	991		
Blue Haze	2,080	4.27	266		
Cornishman (51%)	97,352	3.12	8,947		
Newfield	1,701	33.68	1,710		
SOUTHERN CROSS REGION	**499,958**	**3.05**	**45,099**	**485**	**635**
South Laverton Region					
Carosue Dam					
Karari	409,412	1.35	16,550		
Luvironza	51,487	1.42	2,174		
Monty's Dam	153,152	3.21	14,686		
SOUTH LAVERTON REGION	**614,051**	**1.82**	**33,410**	**393**	**480**
TOTAL GOLD PRODUCTION	**2,410,934**	**1.91**	**136,823**	**472**	**582**

NOTE:

(a) "Cash operating costs" are defined to include all expenditures directly incurred on mining, crushing and processing operations plus site overheads and ongoing rehabilitation, net of movements in deferred mining expenditures and stockpiles.

(b) "Total costs" include all site related depreciation and amortisation expenses and royalties. Average total costs are weighted by production.

(c) The Sons of Gwalia equity accounted Southern Cross Region production of 45,099 ounces reflects the contribution of 51% Cornishman as part of the Troy Joint Venture.

LEONORA REGION



THUNDERBOX
WONDER
N
25
Kilometres
TARMOOLA
LANCELOT
RAINBOW &
GRANITES PROJECT
KAILIS
TOWER HILL
SONS OF GWALIA
Leonora
CARDINIA
BUTTERFLY
Leonora
Laverton
Kalgoorlie
Southern Cross
Perth
WESTERN AUSTRALIA
SGW Tenements & Joint Ventures
Greenstone Belt
Processing Plant and Mine
Mine
Resource
Prospect

Sons of Gwalia Mine

Production for the quarter was 21,696 fine ounces. Production rates and costs were a slight improvement on forecasts.

Rationalisation of remaining remnant stoping blocks will result in the underground operation being completed. As previously forecast closure of the Gwalia operations will occur prior to the end of the September quarter.

Tarmoola Operations

Gold production for the quarter from the Tarmoola Operation was 36,618 fine ounces.

Mining within the Tarmoola open pit continued with one digger on the North 5 South cutback, where the upper part of the orebody has produced an overcall of ore tonnes (ie. more ore tonnes mined than predicted) compared to the geological resource model. The North 5 North cutback remains suspended.

During the quarter, further reviews and mine planning took place and a decision was made to carry out a drilling programme to test a strike length of approximately one kilometre of the existing open pit below areas previously mined. This programme is based upon the delineation of additional ore referred to above in the North 5 South area. In the meantime, mining of the North 5 South area will continue. The future mining strategy for Tarmoola will remain under review pending the completion of the above drilling programme and ongoing mine planning and modelling.

A drilling programme will also be conducted on the nearby satellite Kailis deposit with the objective of delineating further ore from this previously mined deposit.

Mining at the Wonder mine was completed and performed well with a positive total metal reconciliation. A review of a potential cutback of this pit is also expected to be completed in the next quarter.

A severe hail storm in February resulted in a loss of throughput and ancillary gold production.

LEONORA REGION – DEVELOPMENT

Gwalia Deeps Project

The Gwalia Deeps represents one of the largest and high quality underground gold projects not yet developed in the North Eastern Goldfields region. A number of parties have expressed an interest in participating in the joint development of this project and a data room has been established to assist in the tender process which has now commenced.

A pre-feasibility study supports the economic viability of the project at a gold price of A$525 per ounce, with the project sized at 120,000-150,000 ounces per annum, over a ten year mine life at cash costs of around A$340 per ounce. The risks of project development can be partially managed by a staged approach. Stage 1 would comprise an exploration shaft and further resource definition drilling at a cost of A$50 million – A$55 million. Successful Stage 1 results would see commitment to Stage 2 comprising shaft deepening and full development at a capital cost of A$70 million. The mineralisation remains open down dip and to the north.

Resource Review of Previously Mined Open Pits

A review has commenced on some of the larger satellite pits that have been mined in the Leonora region in the last 15 years (eg. Kailis and Tower Hill). Preliminary indications are that some of these deposits may provide scope for further extraction of ore.

LEONORA REGION – EXPLORATION

The Granites Project

The Granites Project is situated approximately two kilometres south-east of the Tarmoola mine and contains the Rainbow prospect. The better results from shallow R/C drilling at the Rainbow prospect are presented in Table 1. The drilling confirmed significant near-surface gold mineralisation hosted within both transported pisolitic laterite / colluvium and in situ saprolitic clays. Results warrant follow-up infill drilling to be carried out in the next quarter.

TABLE 1: Significant R/C Drill Intersections from the Rainbow prospect.

Hole ID	From	To	Intersection
RRC0006	15	18	3m @ 2.37 g/t Au
RRC0012	25	29	4m @ 5.77 g/t Au
RRC0049	22	29	7m @ 3.35 g/t Au
RRC0054	2	4	2m @ 2.49 g/t Au
RRC0056	2	4	2m @ 3.67 g/t Au
RRC0061	13	18	5m @ 6.48 g/t Au
RRC0066	34	36	2m @ 5.08 g/t Au

Lancelot Prospect

Reverse circulation drilling at the Lancelot prospect, two kilometres south-west of the Tarmoola mine, has intersected 81 metres at 0.86g/t gold from 45 metres, in a geological setting analogous to that at Tarmoola. The broad intersection includes economic mineralisation (ie. 3 metres at 2.69g/t gold and 6 metres at 6.28g/t gold) and further drilling is planned.



SOUTHERN CROSS REGION


SOUTHERN CROSS JV
GOLDEN PIG
CORNISHMAN
MARVEL LOCH
HERCULES
YILGARN STAR
BOUNTY
BLUE HAZE
N
25
kilometres
Perth
WESTERN AUSTRALIA
SGW Tenements & Joint Ventures
Greenstone Belt
Processing Plant and Mine
Mine
Resource
Prospect

Southern Cross Operations

The Southern Cross region produced a total of 53,694 ounces at a cash cost of $485 per ounce. The Company's equity accounted production of 45,099 ounces reflects the contribution of 51% Cornishman as part of the Troy Joint Venture. Cash costs improved in the latter part of the quarter as better quality ore was added to the blend. However, overall costs for the quarter were impacted by lower than average tonnes and grades from the Stage 3 Cornishman pit.

The quantity and grade of ore mined increased for the quarter which reduced the reliance on low grade stockpiles for mill feed. A programme for improving the grades mined from underground mines was implemented with positive results showing by the end of the quarter. Ore grades processed increased as mining at Marvel Loch and Cornishman entered more substantial ore blocks giving greater consistency of tonnes and grades.

Ore processed for the quarter was marginally below the target figure due to lower plant availabilities. Some of this was attributable to additional planned maintenance to incorporate circuit changes, which are expected to improve recoveries. Actual recoveries were on target for the quarter at 91.5%.

Marvel Loch

Ore grades continue to improve as the pit progresses into larger ore blocks around historically mined areas although tonnes mined for the quarter were less then budgeted. Work commenced on the "in-wall" ramp access for the South Pit Extension during the quarter with 150 metres of the ramp completed.

Golden Pig Underground

Better ore definition and mining practices has resulted in grades improving over the quarter and in subsequent months they are expected to further improve and be close to long term reserve grades. Ore production rates are expected to be maintained at approximately 200,000 tonnes per year with sufficient reserves for approximately three years at these mining rates.

Yilgarn Star Underground

Production from current operations will cease at the end of April. An assessment of promising results from recent drilling below the current mining levels (see below) will be completed in the next quarter. A decision is then expected to be made regarding the recommencement of the Yilgarn Star Underground Mine as a high grade, low tonnage operation to be known as Premier Deeps Project.

Great Victoria Underground

Production from the mine ceased at the end of February due to the inability to maintain forecast mine tonnage productivity from the sub-level cave mining method used to extract ore from the crown pillar. A reassessment of the remaining ore reserves below the crown pillar and mining methods is being completed with the expectation of mining high grade ore from the remaining reserves at reduced costs in the coming financial year.

Cornishman Open Pit (51%)

Mining continued on Stage 3 Open Pit during the quarter and the joint venture approved the development of Stage 4 of the Cornishman Open Pit. Drilling at depth also continues to provide encouragement regarding the potential for a small high grade underground mine accessing ore beneath the Stage 4 Open Pit (see below).

Blue Haze

Ore mining at Blue Haze commenced during the quarter with approximately 40,000 tonnes of ore mined. Towards the end of the quarter ore transportation to the process plant at Southern Cross commenced. Blue Haze mining and processing will be completed by the end of the June 2003 quarter.

SOUTHERN CROSS REGION – DEVELOPMENT

Marvel Loch Underground Project and South Pit Extension

The South Pit Extension ramp will access significant mineralisation below the current South Pit and will also provide initial access for the diamond drilling of ore extensions below the Marvel Loch open pits.

The Marvel Loch Underground Project comprises the area below the current and planned open pits from a depth of approximately 250 metres, with mineralisation identified to at least 500 metres depth.

Drilling to date, in the area of the Underground Project, has indicated a strike length of mineralisation of over one kilometre, comprising six ore lodes. Initial scoping studies suggest potential resources of between 1.0 million – 1.5 million ounces and sufficient endowment to support a medium to large tonnage underground operation. Detailed designs for underground development and drilling programs are progressing.

FIGURE 1: Marvel Loch Underground Project – West Series – Long Section


9600mN
9800mN
10000mN
10200mN
10400mN
10600mN
10800mN
11000mN
11200mN
SOUTH PIT
CENTRE PIT
NORTH PIT
Boulder Lode
South Exhibition Lode
Firelight Lode
Undaunted Lode
Tunnel Portal
900mRL
800mRL
700mRL
600mRL
500mRL
400mRL
0
200m
GRAM METRE CONTOURS
>80 gm.m
>50 gm.m
>30 gm.m
>15 gm.m
>5 gm.m
>2 gm.m

Golden Pig Underground

Reserve definition drilling continued in the banded iron and shear-hosted orebodies. A total of 102 holes were completed during the period for 9,127 metres. Significant intercepts included:

Hole ID	Design Northing	Design Easting	Design RL	Dip	Azimuth	Depth From	Interval	Gold Grade
GPD2722	14080	4693.0	1178.0	33	90	55.15	3.85	23.11
GPD3067	14411	4681.0	1199.6	-65	280	0.00	10.50	2.28
GPD3012	13325	4748.4	1230.2	-35	85	23.00	5.00	15.54
GPD3013	13325	4749.9	1229.8	-60	85	103.70	5.30	6.14
GPD3098	13361	4708.6	1220.8	11	95	100.30	10.00	17.62
GPD3060	14440	4666.3	1203.7	-72	270	74.00	12.30	5.32
GPD2899	13224	4783.0	12315.0	19	60	23.90	4.20	7.40
GPD3113	13050	4709.0	1190.0	-1	90	98.20	4.50	28.60
GPD3099	13361	4709.0	1221.0	-8	95	72.65	6.10	5.10

Yilgarn Star Premier Deeps Project

The Premier Deeps resource extension diamond drilling programme continued to test the strike extent and potential to mine between the 17 level to 20 levels. Significant intercepts included:

Hole ID	Design Northing	Design Easting	Design RL	Dip	Azimuth	Depth From	Interval	Gold Grade
820/820N	10818	5656	1967	-80	085	150.2	4.60	59.76
820/1015N	11043	5788	1933	-42	256	205.0	8.10	15.43
820/1030N	11043	5788	1933	-44	262	209.0	11.10	11.72
860/1045N	11043	5788	1933	-33	269	187.0	4.00	15.73
820/1045N	11043	5788	1933	-43	269	213.3	8.70	6.54
840/1060N	11043	5788	1933	-37	275	190.0	4.00	15.30
800/1000N	10983	5799	1931	-49	275	256.0	13.00	7.00

Hercules Project

Results from drilling the Western zone of the satellite Hercules Resource were incorporated into a new resource model. Optimisation and pit design work is currently underway.

Cornishman Mine

An RC drilling programme designed to test the depth and strike extensions of the Cornishman Resource was completed. Drilling results confirmed mineralisation within the Stage 4 development area and also the extension of mineralisation to the south. Significant intercepts included:

Hole ID	Design Northing	Design Easting	Design RL	Dip	Azimuth	Depth From	Interval	Gold Grade
CDRC567	3980	12995	360	-60	90	120	10	7.20
CDRC568	3980	12980	360	-62	90	119	6	11.97
						128	6	5.58
CDRC577	3920	13033	360	-60	90	93	6	4.07
CDRC581	3900	13015	360	-60	90	120	4	6.76
CDRC600	3720	13035	360	-55	90	126	6	3.42
CDRC598	3720	13015	360	-55	90	152	3	16.50

SOUTHERN CROSS REGION – EXPLORATION

Southern Cross Joint Venture (SGW earning 60%)

Exploration has focussed on the Aries Prospect, two kilometres along strike to the north of the Golden Pig mine. The target is the convergence of the Frasers and Transvaal Shear Zones beneath deep transported cover.

A programme of diamond drilling is in progress to test a 1000 metre by 400 metre gold anomaly (>0.1g/t gold) defined by aircore drilling. Results from the first drill hole included an intersection of 12 metres at 4.51g/t gold from 201 metres in intensely sheared and strongly altered mafic rocks and banded iron-formation. Further drilling is planned to follow up this encouraging intersection.


GWALIA

SOUTH LAVERTON REGION


Laverton Tectonic Zone
RED OCTOBER
SAFARI BORE
DEEP SOUTH
PORPHYRY
Keith-Kilkenny Tectonic Zone
TWIN PEAKS
ELLIOTS LODE
MONTY'S DAM
CAROSUE DAM
N
25
kilometres
Laverton
Leonora
Kalgoorlie
Southern Cross
Perth
WESTERN AUSTRALIA
SGW Tenements & Joint Ventures
Greenstone Belt
Processing Plant and Mine
Mine
Resource
Prospect

Carosue Dam Mine

Gold production for the quarter was 33,410 fine ounces at a cash cost of $393 per ounce. Processing operations performed in accordance with the budget in terms of tonnage and recoveries, with the benefit of the high grade and softer Monty's Dam ore.

Production was sourced from the Karari, Luvironza and Monty's Dam open pits. Mining has been completed at Luvironza and the present Monty's Dam pit will be completed in the June quarter. Going forward, production will be sourced from the high grade Twin Peaks, Safari Bore and the Red October deposit (subject to successful test mining), supplemented by existing low grade stocks.

SOUTH LAVERTON REGION – DEVELOPMENT

Safari Bore / Deep South

All tenements, external approvals and internal approvals for the Safari Bore project are in place (probable reserve 1.6 million tonnes grading 4.2g/t for 220,000 ounces). Construction of the haul road to Safari Bore commenced and will be completed in May. Reviews and fine tuning of the pit optimisations and mine design, including a detailed analysis of dilution will be completed prior to commencement of mining in June.

Resource modelling and a feasibility study of the Deep South deposit (five kilometres east of Safari Bore and comprising an inferred resource of 1.5 million tonnes grading 4.1g/t for 200,000 ounces) will be completed in the June quarter. Preliminary evaluations indicate that Deep South provides a positive financial return from a 50,000 ounces to 70,000 ounces open pit reserve with good potential for additional underground extensions.

Red October

A programme of trial underground mining of the high grade Red October underground resource is currently under review and all external approvals have been secured. The trial mining would validate expected grade and recoveries of the Red October resource as a lead into staged development. Project commitment and timing will be assessed in the context of the Company's Five Year Plan.

The existing underground resource at Red October is 558,000 tonnes grading 12.5g/t (for 224,000 ounces) and is open at depth. Preliminary scoping indicates the potential to mine 450,000 tonnes at 10g/t for approximately 140,000 ounces recovered.

SOUTH LAVERTON REGION – EXPLORATION

Pinnacles Prospect

Reverse circulation drilling at the Pinnacles Prospect, 10 kilometres south of Carosue Dam, intersected gold mineralisation hosted by quartz-carbonate-sulphide veins in magnetite altered sediments. Results included:

Hole No.	Interval (m)	Grade (g/t Au)	Depth (m)
PIC118	6	14.0	85
PIC122	6	12.4	166

Further drilling is planned to follow-up these results.

Tin Dog Prospect

Drilling and geophysical surveys have identified targets in the south-western part of the prospect. These are currently being tested by reverse circulation and diamond drilling. Results from one reverse circulation drill hole and two reverse circulation pre-collars for diamond tails included:

Hole No.	Interval (m)	Grade (g/t Au)	Depth (m)
TIC217	12	1.92	30
TID128 (pre-collar)	213	0.39	57
TID129 (pre-collar)	3	5.23	69

Diamond drilling is in progress.


GWALIA

ADVANCED MINERALS

PRODUCTION AND SALES

SONS OF GWALIA ADVANCED MINERALS PRODUCTION						
Operation	Unit	13 weeks ending 30.06.02	13 weeks ending 30.09.02	13 weeks ending 31.12.02	13 weeks ending 31.03.03	Rolling Annual Result
Greenbushes Tantalum[b]						
- Produced	Lbs Ta_2O_5	338,969	297,034	266,912	236,856	1,139,771
Wodgina Tantalum[b]						
- Produced	Lbs Ta_2O_5	377,525	427,294	241,893	195,831	1,242,543
TOTAL TANTALUM PRODUCED		**716,494**	**724,328**	**508,805**	**432,687**	**2,382,314**
TOTAL TANTALUM SOLD		**632,270**	**465,987**	**477,610**	**540,463**	**2,116,330**
Tin						
- Produced	Tonnes	183	218	197	136	734
- Sold		188	233	184	151	756
Lithium / Spodumene						
- Produced	Tonnes	29,406	30,923	27,453	26,044	113,826
- Sold		17,631	22,341	37,322	28,245	105,539
Kaolin						
- Produced	Tonnes	0	0	0	0	0
- Sold		120	97	40	1,580	1,837
Murray Basin JV[a]						
- Rutile Produced	Tonnes	6,358	7,811	7,033	8,354	29,556
- Rutile Sold		5,225	2,318	6,197	11,910	25,650
- Zircon Produced	Tonnes	1,389	2,621	2,833	2,515	9,358
- Zircon Sold		1,641	1,178	1,498	2,327	6,644
- Ilmenite Produced	Tonnes	27,096	90	28,041	955	56,182
- Ilmenite Sold		15,926	12,152	0	30,105	58,183
TOTAL HM PRODUCED		**34,843**	**10,522**	**37,907**	**11,824**	**95,096**
TOTAL HM SOLD		**22,792**	**15,648**	**7,695**	**44,342**	**90,477**

(a) All figures are 100%.
(b) Ta figures include production from various tribute contracts.

ADVANCED MINERALS – SALES

The Company's tantalum sales of 540,463 lbs were in line with its contractual arrangements during the quarter.

In addition the Company also completed during the quarter a joint venture sale of tantalum concentrates with a third party, over and above contractual sales with its two major customers.

Under the terms of the agreement, the Company sold 200,000 lbs of tantalum concentrates to a third party at a price in line with prices currently being received under its existing contracts. A payment of US$30 per lb has been received by the Company and the balance will be paid on or before 30 December 2004 during which time the product may be sold, on a profit sharing basis between the parties. Alternatively, the Company may choose to deliver the product into its existing contracts with the parties sharing the proceeds under the agreed terms.

For accounting purposes, the transaction will not be treated as a sale until the transaction is consummated in accordance with the contract terms.

As a result of the sales made during the quarter, and the joint venture sale, tantalum inventories were significantly reduced to approximately 150,000 lbs at quarter end. However, the Company has substantial operating flexibility with an ability to increase production by up to an additional 1.0 million lbs per annum at relatively short notice, should the market require.

ADVANCED MINERALS – PRODUCTION

Greenbushes Mine

Greenbushes produced 236,856 lbs of Ta_2O_5, 136 tonnes of tin and 26,044 tonnes of lithium concentrates during the quarter.

During the quarter a comprehensive zero-base cost review of operations was completed, in order to better align the mine production and cost structure with current market demand. Underground operations were suspended and the hours of operation of the processing plant reduced. Staff levels have been adjusted accordingly. Production was solid and in line with revised schedules.

Wodgina Mine

Wodgina produced 195,831 lbs of Ta_2O_5 during the quarter.

As for Greenbushes, operating levels were reviewed and reduced to avoid unnecessary stock increase. Lower production for the quarter reflected an extended six-week Christmas shutdown. Staff levels were also adjusted. Production will be progressively increased over the remainder of this calendar year to an annualised 1.2-1.3 million lbs per annum.

Murray Basin Mineral Sands Joint Venture (50%)

During the quarter, the Wemen pilot / production operation produced 8,354 tonnes of rutile and 2,515 tonnes of zircon. The dredge mining operations are still hampered by higher than anticipated clay content and induration of the ore zones. However, the Mineral Separation Plant has performed well and demonstrated the capability of achieving the originally targeted production rates of 30,000 tpa rutile and 10,000 tpa zircon.

Sales volumes increased to 44,342 tonnes of HM, including two bulk shipments of high value rutile totaling 11,910 tonnes.

All of the technical issues associated with mining in this province have been highlighted and dealt with, as far as possible, and the results of this work are now being incorporated into the various development strategies for the Joint Venture going forward.

ADVANCED MINERALS – RESEARCH AND DEVELOPMENT

The Company is currently sponsoring five Research and Development Programmes focusing on both improved recoveries within our tantalum business as well as research for new uses for the Company's tantalum and lithium products.

Within the tantalum area, various alternative flowsheets for the direct reduction of low grade concentrates to metal are being reviewed using mechanical activation methods. This has the potential of significantly increasing the recovery of fine tantalum particles into a commercial product. The Company is also sponsoring research into the use of tantalum in potential new applications such as solar cells based on a tantalum film deposited on a silicon substrate and a tantalum based two-dimensional optical position detector. The latter would be useful, for instance, when designing manufacturing assembly lines using robotics.

Within the lithium area, the Company is participating in a Lithium Battery Research Programme aimed at producing better quality and cheaper lithium based battery chemicals.

TANTALUM MARKET

Market research regarding the tantalum market for the March quarter 2003 is encouraging.

Cabot Corporation, the world's largest tantalum processor and the Company's largest customer, reported a 21% increase in sales volumes from its Supermetals Division from the December 2002 quarter. Extra demand from the Asia / Pacific region, in particular, was cited.

Kemet Corporation, the world's largest tantalum capacitor manufacturer, has also reported for the March 2003 quarter noting that their sales volumes increased some 7% over the quarter and the trend was positive.

The Company's own research notes that the negative impact of de-stocking in the electronics supply chain has largely been removed. Real demand is being generated from the new generation mobile phone business, however, telecom infrastructure, a significant consumer of large case size tantalum capacitors, is weak.

Tantalum carbides and mill products continue to be stable sources of demand.

CORPORATE

Barnicoat (Laverton) Gold Assets

During the quarter the Company disposed of its 100% direct interest in the Barnicoat (Laverton) gold assets for –

a) a cash payment of $800,000 (of which $300,000 had been paid previously);

b) the issue and allotment to the Company on 28 February of 9.0 million fully paid ordinary shares in Apollo Gold Mining Ltd, representing approximately 14% of that company's current issued capital and 1.44 million options exercisable at 20 cents per option.

Chariot Gold Project

During the quarter the Company also completed the sale of its 33% direct interest in the Chariot gold project to Giants Reef Mining Ltd for –

a) a cash payment of $5.4 million;

b) a further cash payment of $1.5 million payable 30 days after the first gold pour (expected mid-2003); and

c) additional performance based payments that may fall due in 2005.

Oroya Mining Ltd

The Company has sold its share and convertible note interests in Oroya Mining Ltd for $2.1 million. The Company continues to be entitled to a $10 per ounce royalty over future gold production from the Mt Gibson gold project.

FINANCE OVERVIEW

As at 31 March 2003, the Company had:

- cash and cash equivalent on hand of approximately A$32 million;
- US$170 million of private placement notes outstanding with an A$ value of A$283 million; and
- A$ facilities drawn to $60 million (available undrawn facilities of A$35 million).

The Company's cash and available facilities of A$67 million at 31 March 2003 improved on the total position of A$59 million at 31 December 2002. As previously advised cash and available facilities will be at reasonable levels at year end.

HEDGING

The Company's hedging policies remain in place to secure the revenue streams for both the Gold and Minerals divisions through appropriately structured gold and foreign exchange hedging instruments.

From time to time opportunities will arise to simplify, better match or reduce the level of commitments as part of the overall risk management strategy and practices.

The current quarter saw a significant and positive restructuring of both the gold and foreign exchange books. This was achieved by a zero cost strategy which took advantage of recent falls in the Australian dollar price of gold and the rise in the Australian dollar / US dollar exchange rate.

GOLD HEDGE BOOK

The current quarter saw the Company both deliver production into scheduled hedge positions and complete a hedge book restructure that together contributed to a reduction and simplification of the overall hedge book.

As a result of the above:

- the total hedge book has reduced by approximately 1,030,000 ounces;
- of these reductions total committed positions have reduced by approximately 810,000 ounces;
- the percentage of committed positions to the total book has reduced;
- some of the more complex variable price positions were removed from the hedge book.

As opportunities arise and subject to movements in the spot price of gold the Company intends to pursue strategies that will continue to simplify the overall structure of the hedge book. Given the current structure and pricing of the hedge book the Company anticipates realising a gold price in future years of approximately A$590-600 per ounce.

A summary of the hedge position at 31 March 2003 is as follows:

Sons of Gwalia Gold Hedging Summary				
		A$ Contracts	**US$ Contracts**	**Total**
Put Options	oz	2,040,916	Nil	2,040,916
Convertible Puts / Forwards	oz	399,760	Nil	399,760
Forward Sales	oz	1,065,258	106,000	1,171,258
Average Hedged Price/oz	$	584	368	-

The Company delivered all gold produced for the March 2003 quarter at an average price of A$595 per ounce and anticipates a full year price of A$595-600 per ounce.

In addition to the hedge book as tabled above, the Company has granted 691,310 ounces in calls and contingent calls. 651,210 ounces are denominated in A$, of which 159,600 ounces will only come into existence should the spot price exceed certain barriers at particular dates in the future. The remaining 40,100 ounces are denominated in US$.

The Company also holds 188,160 ounces in bought calls. Although struck above the current spot price, these calls effectively reduce the Company's hedging commitments at higher gold prices. Hedging commitments are further reduced at spot prices below US$380, through the sale of puts for 76,000 ounces at US$380 strike.

The current mark to market value of the Company's gold hedge and options book is negative $378 million. This calculation was based on a spot gold price of A$558 (US$334.85 gold price and 0.6006 exchange rate).

A table of the Company's gold hedge position is included in this Quarterly Report in accordance with the Australian Gold Council recommended format. Further information on the Company's gold hedging programme is available on the Company's website at www.sog.com.au.

FOREIGN EXCHANGE

The current quarter saw the Company deliver production into scheduled hedge positions as they fell due. Further reductions in the overall foreign exchange hedge book resulted from the recent strength in the A$/US$ exchange rate which knocked out various contingent positions and provided other opportunities for reductions as part of the ongoing management of the overall hedge book.


GWALIA

As a result of the above:

- the total hedge book has reduced by US$146.5 million;
- any remaining over commitment for the current and next financial year has been removed;
- remaining contingent positions may provide further significant opportunities for ongoing reductions in the hedge book;
- the Company will commence delivery of some US$ receipts into the spot market in the June 2003 quarter, rather than the higher hedged A$/US$ exchange rate.

A summary of the hedge book at 31 March 2003 is as follows:

Hedging Commitments (US$ millions)				
	FY2003	**FY2004**	**FY2005**	**FY2006-09**
Hedging Commitments				
Forwards		78.7	4.0	505.2
Sold US$ Calls	12.9	30.5	25.0	34.0
Potential Commitments				
Sold Contingent US$ Calls(i)	0.0	48.4	212.9	91.2
Maximum Potential Hedging	12.9	157.6	241.9	630.7
Average Rate	0.7400	0.6850	0.6754	0.6920

(i) Contingent positions are structured so that if the A$/US$ spot rate is above certain levels at specified dates in the future, each contingent position will not represent a hedging commitment on the Company. The rates above which this type of cover will not come into existence and the relevant amounts are:

Contingent Positions		
FY2004	**FY2005**	**FY2006-09**
-	US$61M 57c	US$7M 55c
US$20M 59c	US$40M 59c	US$20M 59c
US$28M 64c	US$112M 62-65c	US$65M 65c

There are no margin calls in relation to any of the Company's gold or foreign exchange hedging arrangements.

GOLD HEDGING SCHEDULE AT 31 MARCH 2003

		2002/03	2003/04	2004/05	2005/06	Balance	Total
GOLD SOLD							
Forward Sales							
A$ denominated		87,203	166,446	228,800	159,767	423,042	1,065,258
ENRP		600	519	539	532	551	544
US$ denominated		6,000	62,600	37,400	0	0	106,000
ENRP		378	368	368	0	0	368
Put Options Purchased							
A$ denominated		60,750	376,000	257,500	428,333	918,333	2,040,916
ENRP		593	593	594	598	614	604
Convertible Puts							
A$ denominated		0	0	0	0	220,000	220,000
ENRP		0	0	0	0	605	605
Convertible Forwards							
A$ denominated		0	0	29,960	29,960	119,840	179,760
ENRP		0	0	600	600	600	600
Calls Sold							
A$ denominated		0	120,250	88,760	125,100	157,500	491,610
ENRP		0	543	562	558	564	557
US$ denominated		40,100	0	0	0	0	40,100
ENRP		310	0	0	0	0	310
Contingent Calls Sold							
A$ denominated		0	42,900	42,900	42,900	30,900	159,600
Strike		0	525	525	525	575	535
Trigger		0	540	540	540	670	565
GOLD PURCHASED							
Put Options Sold							
US$ denominated		0	0	72,000	24,000	0	96,000
ENRP		0	0	380	380	0	380
Calls Purchased							
A$ denominated		0	0	95,040	54,720	38,400	188,160
ENRP		0	0	653	654	658	654
Commitments (excl Gold Purchased)							
Committed ounces – A$ hedging	(1)	87,203	329,596	390,420	357,727	951,282	2,116,228
ENRP / Strike A$/oz		600	529	547	546	573	558
Committed ounces – US$ hedging	(1)	46,100	62,600	37,400	0	0	146,100
ENRP / Strike US$/oz		319	368	368	0	0	352
Uncommitted – A$ hedging	(2)	60,750	376,000	257,500	428,333	918,333	2,040,916
ENRP / Strike A$/oz		593	593	594	598	614	604
Total committed / uncommitted	(3)	194,053	768,196	685,320	786,060	1,869,615	4,303,244

ENRP is after allowing for gold lease rates at an average of 1.13% on 2,585,236 ounces. Of the remaining hedges, 1,269,356 ounces are hedged at fully fixed gold lease rates and 448,652 ounces are hedged on an indexed lease rate basis.

(1) Committed ounces comprise forward sales, variable price forwards, convertible puts and forwards and sold calls.
(2) Uncommitted hedging comprises puts.
(3) The mark-to-market value of the gold hedge book at 31 March 2003 was negative A$378 million.




GWALIA

INVESTOR INFORMATION

Directors

P K Lalor	Executive Chairman
C J Lalor	Executive Director
T A Lang	Non-Executive Director
Prof. M R Richmond	Non-Executive Director

Senior Group Management

M H Adams	General Mgr, Gold
M D Bale	General Mgr, Minerals
C W Foley	General Mgr, Legal & Commercial
J D Lilly	General Mgr, Business Improvement
J Mackie	General Mgr, Human Resources
T P Manners	General Mgr, Accounting
L Mignacca	General Mgr, Planning & Control
D A Paull	General Mgr, Business Development
S T Pearce	Chief Financial Officer
M Russell	General Mgr, Technical Services
K P Watkins	General Mgr, Exploration

Issued Capital

The current issued capital of the Company is 166,757,188 shares.

Major Shareholders

Teck Cominco Limited
Cabot Corporation
Franklin Templeton Group

ADR Depository

Citibank NA
111 Wall Street
New York NY 10043
USA

Tel: (1 212) 657 7321
Fax: (1 212) 759 1649

Registered and Principal Office

16 Parliament Place
West Perth WA 6005

Tel: (618) 9263 5555
Fax: (618) 9481 1271

Email: gwalia@sog.com.au
Website: www.sog.com.au

Shareholder Enquiries

Matters relating to shares held, change of address, tax file number and dividends should be directed to the Share Registry:

Computershare Investor Services Pty Limited
Level 2, Reserve Bank Building
45 St George's Terrace
Perth WA 6000

Tel: (618) 9323 2000
Fax: (618) 9323 2033
Website: www.cshare.com.au

Unless otherwise noted:

Reference to Ore Reserves and Resources contained in this Report are based on, and accurately reflect, information compiled by Mr Clay Gordon, a full-time employee of the Company, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and has had in excess of five years experience in his field of activity.

Enquiries concerning this Report may be directed to:

Peter Lalor – Executive Chairman
Chris Lalor – Executive Director, Legal & Commercial
David Paull – General Manager, Business Development
Stephen Thomas – Manager, Investor Relations

This Report is also available on our website: www.sog.com.au

29.04.03



Australian Gold Council
Level 16
99 Walker Street
North Sydney NSW 2000

Tel: (612) 9923 2446
Fax: (612) 9923 1130

Email: email@australiangold.org.au